PROSPERA FINANCIAL SERVICES, INC.

Statement of Financial Condition

June 30, 2022

PUBLIC DOCUMENT

Pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934

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SEC FILE NUMBER
28164

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 07/01/2021 (MM/DD/YY) AND ENDING 06/30/2022 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: PROSPERA FINANCIAL SERVICES, INC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

5429 LBJ FREEWAY, SUITE 750
(No. and Street)

DALLAS	TEXAS	75240
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

EDWARD KERN	972-581-3023	ed.kern@prosperafinancial.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

BRAD A. KINDER, CPA
(Name – if individual, state last, first, and middle name)

815 PARKER SQUARE	FLOWER MOUND	TEXAS	75028
(Address)	(City)	(State)	(Zip Code)

OCTOBER 20, 2003	641
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, TIM EDWARDS _____ , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of PROSPERA FINANCIAL SERVICES, INC _____ , as of 6/30 _____ , 2022 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



JAMES MUELLER
Notary ID #133105646
My Commission Expires
May 17, 2025

Signature: _____

Title:
CO-CEO
_____

James Mueller
Notary Public

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

BRAD A. KINDER, CPA
CERTIFIED PUBLIC ACCOUNTANT
815 PARKER SQUARE • FLOWER MOUND, TX 75028
972-899-1170 • FAX 972-899-1172

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Prospera Financial Services, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Prospera Financial Services, Inc. as of June 30, 2022, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Prospera Financial Services, Inc. as of June 30, 2022 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Prospera Financial Services, Inc.'s management. Our responsibility is to express an opinion on Prospera Financial Services, Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Prospera Financial Services, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Brad A. Kinder, CPA
BRAD A. KINDER, CPA

We have served as Prospera Financial Services, Inc. auditor since 2003.

Flower Mound, Texas
September 26, 2022

PROSPERA FINANCIAL SERVICES, INC.
Statement of Financial Condition
June 30, 2022

Assets

Cash and cash equivalents	$	15,074,009
Commissions receivable		2,625,135
Other receivables		572,847
Prepaid expenses		544,523
Securities owned		556,978
Clearing deposits		203,901
Non-marketable securities		11,000
Intangible assets, net		2,556,556
Right-of-use asset		2,146,138
Deposits		32,155
TOTAL ASSETS	$	24,323,242

Liabilities and Stockholder's Equity

Liabilities

Accounts payable	$	297,762
Accrued compensation and related costs		8,239,308
Accrued expenses		454,230
Income taxes payable		332,795
Lease liability		2,422,978
Total Liabilities		11,747,073

Stockholder's Equity

Preferred stock, 1,000,000 shares authorized, none designated, issued or outstanding	-
Common stock, no par value, 1,000,000 shares authorized, 128,473 shares issued and 95,137 shares outstanding	529,816
Non-voting common stock, no par value, 100,000 shares authorized, none issued or outstanding	-
Additional paid-in capital	3,039,339
Retained earnings	9,031,026
Treasury stock, 33,336 shares at cost	(24,012)
Total Stockholder's Equity	12,576,169
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY $	24,323,242

See notes to financial statements.

PROSPERA FINANCIAL SERVICES, INC.
Notes to Financial Statements
June 30, 2022

Note 1 - Nature of Business and Summary of Significant Accounting Policies

Nature of Business:

Prospera Financial Services, Inc. (Company) was organized in 1982 as a Texas corporation and is a wholly owned subsidiary of Prospera Financial, LLC (Parent), a Texas limited liability company. Parent is a majority owned subsidiary of Prospera Holdings, LLC (Holdings), a Texas limited liability company. The Company is registered with the Securities and Exchange Commission (SEC) as a broker-dealer and as a registered investment advisor. The Company is a member of the Financial Industry Regulatory Authority (FINRA) and Securities Investors Protection Corporation (SIPC). The Company is also registered as an introducing broker with the Commodities Futures Trading Commission (CFTC) and is a member of the National Futures Association (NFA).

The Company operates under the exemptive provisions of Rule 15c3-3(k)(2)(ii) of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of that Rule. For the Company's other business activities, it is considered a Non-Covered Firm exempt from 17 C.F.R. §240.15c3-3. The Company does not hold customer funds or securities, carry accounts for customers or carry PAB accounts (as defined in Rule 15c3-3).

The Company is an independent full-service broker-dealer, investment advisor and support organization for independent financial representatives. The Company's operations consist primarily of providing securities brokerage, insurance brokerage and investment advisory services to individuals located throughout the United States. Insurance brokerage services are provided through a related party insurance agency. The Company's corporate offices are located in Dallas, Texas with independent branch offices throughout the United States.

In July 2021, as a result of a corporate reorganization, all shareholders of the Company contributed their shares (both voting and non-voting) to Parent in exchange for membership interests in Parent.

Significant Accounting Policies:

Use of Estimates

The accompanying financial statements have been prepared in conformity with U.S. generally accepted accounting principles, which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

Money market funds are reflected as cash equivalents in the accompanying statement of financial condition and for purposes of the statement of cash flows.

Note 1 - Nature of Business and Summary of Significant Accounting Policies (continued)

Securities Owned

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Securities positions are recorded at fair value in accordance with FASB ASC 820, *Fair Value Measurement.*

Non-Marketable Securities

Non-marketable securities are recorded at the lower of cost or fair value. The increase or decrease in fair value is credited or charged to operations.

Intangible Assets

Intangible assets consist primarily of transferring independent financial representatives and customer accounts and represent the fair value of identifiable intangible assets acquired by Parent in a business acquisition and contributed to the Company as additional capital. The determination of fair value for intangible assets requires the Company to make estimates and assumptions. Management assesses potential impairment of intangible assets on an annual basis or when events or changes in circumstances that indicate the carrying amount may be impaired. Management's judgements regarding the existence of impairment indicators and future cash flows related to intangible assets are based on operational performance and cash flows of the acquired intangible assets, market conditions and other factors.

Future events could cause management to conclude that intangible assets acquired are impaired. Any resulting impairment loss could have an adverse impact on the Company's results of operations and cash flows. The Company has determined that no amount of intangible assets was impaired.

Intangible assets are amortized on a straight-line basis over the estimated useful life of fifteen years.

Treasury Stock

Treasury stock is accounted for using the cost method.

Note 1 - <u>Nature of Business and Summary of Significant Accounting Policies (continued)</u>

<u>Leases</u>

The Company leases corporate office space. The determination of whether an arrangement is a lease is made at the lease's inception. Under ASC 842, a contract is (or contains) a lease if it conveys the right to control the use of an identified asset for a period of time in exchange for consideration. Control is defined under the standard as having both the right to obtain substantially all of the economic benefits from use of the asset and the right to direct the use of the asset. Management only reassesses its determination if the terms and conditions of the contract are changed.

The corporate office space lease is included in operating lease right-of-use (ROU) asset and operating lease liability in the statement of financial condition. There are currently no finance leases.

ROU asset represents the right to use the underlying asset for the lease term, and lease liability represents the obligation to make lease payments. Operating lease ROU assets and liabilities are recognized at the lease commencement date based on the present value of lease payments over the lease term. The Company uses the implicit rate when it is readily determinable. Since the Company's lease does not provide an implicit rate, to determine the present value of lease payments, management uses the Company's incremental borrowing rate based on the information available at lease commencement. Operating lease ROU asset also includes any lease payments made and excludes any lease incentives. Lease expense for lease payments is recognized on a straight-line basis over the lease term. The Company's lease terms may include options to extend or terminate the lease when it is reasonably certain the option will be exercised.

The corporate office lease agreement includes provisions for variable rent payments, which are adjusted periodically for inflation. The corporate office lease agreement does not contain any material residual value guarantees.

The Company has elected to apply the short-term lease exception to all leases with a term of one year or less.

<u>Income Taxes</u>

The Company is included in the consolidated federal income tax return and combined Texas franchise return of Holdings. Federal and Texas income taxes are recorded using the separate company method to comply with financial reporting rules. Any resulting provision or benefit for income taxes realized by the Company is recorded as a prepaid or payable to Holdings.

Note 1 - <u>Nature of Business and Summary of Significant Accounting Policies (continued)</u>

The Company is also subject to various other state income and franchise taxes.

The Company has adopted financial reporting rules regarding recognition and measurement of tax positions taken or expected to be taken on a tax return. The Company has reviewed all open tax years and concluded that there is no impact on the Company's financial statements and no tax liability resulting from unrecognized tax benefits relating to uncertain income tax positions taken or expected to be taken on a tax return. As of June 30, 2022, open Federal tax years include the tax years ended June 30, 2020 through June 30, 2022.

Note 2 - <u>Net Capital Requirements</u>

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. The Company is also subject to the net capital provisions of Regulation 1.10(d)(2) of the Commodities Futures Trading Commission Act of 1974, and is required to maintain a minimum net capital, as defined under such provisions. At June 30, 2022, the Company had net capital of $8,233,816, which was $7,593,753 in excess of the required net capital of $640,063. The Company's net capital ratio was 1.17 to 1.

Note 3 - <u>Transactions with Clearing Broker-Dealers</u>

The Company has clearing agreements with two national clearing broker-dealers, First Clearing (FC), a trade name of Wells Fargo Clearing Services, LLC and Pershing LLC (Pershing), to provide clearing, execution and other related securities services. There is a minimum clearing and execution fee of $10,000 per month under the FC clearing agreement and $50,000 per quarter beginning March 2022 under the Pershing clearing agreement. The agreements also require the Company to maintain a minimum of $100,000 in a deposit account with each of the clearing broker-dealers. There is a termination fee of $2,000,000, decreasing $500,000 annually if the FC Agreement is terminated during any year ending through October 2026. There is a termination fee of $225,000, decreasing $25,000 annually if the Pershing Agreement is terminated during any year ending through February 2025.

Note 4 – <u>Fair Value / Securities Owned</u>

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a hierarchy of fair value inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:
- *Level 1*. Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.
- *Level 2*. Inputs other than quoted prices included within level 1 that are observable for the asset or liability either directly or indirectly.
- *Level 3*. Unobservable inputs for the asset or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at June 30, 2022.

Mutual Funds – Mutual funds are generally priced at the ending NAV provided by the service agent of the mutual funds and are categorized in Level 1 of the fair value hierarchy.

Municipal Bonds – Municipal bonds are valued at an evaluated bid price obtained from an independent pricing service that uses a matrix pricing method or other analytical models. These securities will generally be categorized in Level 2 of the fair value hierarchy.

The following table sets forth by level, within the fair value hierarchy, the Company's securities owned at fair value as of June 30, 2022:

Note 4 – Fair Value / Securities Owned (continued)

	Level 1	Level 2	Level 3	Total
Mutual Fund	$ 65,155	$ -	$ -	$ 65,155
Municipal Bonds	-	491,823	-	491,823
Total	$ 65,155	$ 491,823	$ -	$ 556,978

There were no transfers between level 1 and level 2 during the year. There were no assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (level 3) during the year ended June 30, 2022.

Note 5 – Intangible Assets

Parent acquired a Louisiana broker-dealer in October 2021 and contributed all transferring independent financial representatives and customer accounts acquired to the Company, in December 2021. Intangible assets and additional capital contributed were valued at the Parent's cost of $2,660,000.

Note 6 – Commitments and Contingencies

Operating Lease

The Company leases corporate office space under a non-cancelable operating lease expiring November 2030. The following summarizes the line items in the statement of financial condition which include amounts for the corporate office lease as of June 30, 2022:

Operating Lease	
Right-of-use asset	$ 2,146,138
Lease liability	$ 2,422,978

The discount rate used on the operating lease was 5.5%.

The maturities of the lease liability as of June 30, 2022, were as follows:

2023	$ 338,761
2024	346,327
2025	353,898
2026	331,188
2027	368,407
Thereafter	1,314,657
Less interest	(630,260)
Present value of lease liability	$ 2,422,978

Note 6 – <u>Commitments and Contingencies (continued)</u>

Corporate operating lease expense totaled $370,579 for the year ended June 30, 2022.

The Company has a number of branch offices throughout the United States. None of the branch office leases are in the name of the Company; therefore, the Company has no commitment nor any guarantees related to branch office leases.

<u>Retention Bonuses</u>

The Company has committed to pay retention bonuses to certain independent financial representatives, subject to their production requirements and continuous registration and affiliation with the Company, over the next five years ending June 30 as follows:

2023	$1,961,508
2024	1,739,098
2025	1,563,933
2026	1,196,636
2027	191,500
Thereafter	0
Total	$6,652,675

Compensation expense related to retention bonuses totaled $1,813,855 for the year ended June 30, 2022.

<u>Contingencies</u>

The Company's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. The Company had three open arbitration claims filed against it at June 30, 2022. The nature of the claims is related to the Company's activities in the securities industry. All three arbitration claims were settled for immaterial amounts or dismissed, subsequent to year end. The Company accrues loss contingency provisions and takes a charge to income when losses are probable and reasonably estimable. The Company has accrued $145,045 for loss contingencies at June 30, 2022, which is included in accrued expenses.

Note 7 - Profit Sharing Plan

Prospera Financial Services 401(k) Profit Sharing Plan (Plan), to which both the Company and eligible employees may contribute, was established effective April 1, 2000. The Plan is on a calendar year with employee entrance dates after the completion of 1,000 hours of service on January 1 and July 1. Company contributions are voluntary and at the discretion of the board of directors.

Employee salary deferral contributions and earnings on such contributions are 100% vested. Company matching and profit sharing contributions are subject to a vesting schedule over a six-year period.

For the year ended June 30, 2022, Company matching and profit sharing contributions totaled $227,301 and $219,995, respectively, and the Company incurred $9,228 in expenses related to the Plan. These contributions and expenses are recorded as compensation and related costs in the accompanying statement of income.

Note 8 - Stock Appreciation Rights Plan

The Company has a Stock Appreciation Rights Plan which allows the board of directors to grant units to employees and/or independent financial representatives of the Company. The units, if granted, have a vesting schedule and if a triggering event, as defined, occurs, the employees and/or independent financial representatives will be entitled to up to a maximum of 10% of the net proceeds, as defined, realized as a result of the triggering event. No triggering events have occurred as of June 30, 2022.

Note 9 - Income Taxes

The Company and Parent are included in the consolidated federal income tax return and combined Texas franchise return of Holdings. Federal and Texas income taxes are recorded using the separate company method to comply with financial reporting rules. Any resulting provision or benefit for income taxes realized by the Company is recorded as a prepaid or payable to Holdings. Included in income taxes payable at June 30, 2022 is $220,000 payable to Holdings for separate federal income taxes and $48,000 is payable to Holdings for separate Texas income taxes.

The Company is also subject to various other state income and franchise taxes as a separate company. At June 30, 2022, $64,795 is payable for these other state taxes and is included in income taxes payable.

The current federal income tax provision differs from the expense that would result from applying federal statutory rates to net income before income taxes primarily due to certain accruals that are deductible when paid. There are no material deferred tax assets or liabilities.

Note 10 - <u>Off-Balance-Sheet Risk and Concentration of Credit Risk</u>

In the normal course of business, the Company's customer activities involve the execution and settlement of customer securities transactions on a fully disclosed basis with its clearing broker-dealers. The clearing broker-dealers carry accounts of the Company's customers and are responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customer transactions. These transactions may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill their contractual obligations wherein the clearing broker-dealers may charge any losses they incur to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker-dealers.

The Company has cash and cash equivalents totaling approximately $15.1 million or 62% of the Company's total assets. Cash equivalents held are in excess of the SIPC protection of $500,000, creating a credit risk of approximately $7.8 million at June 30, 2022. Cash and cash equivalent balances fluctuate on a daily basis.

The Company has cash and cash equivalents, commissions receivable, other receivables and a clearing deposit held by and due from FC, its primary clearing broker-dealer, of $274,511, $1,432,364, $450,000 and $103,899, respectively, totaling $2,260,774 or approximately 9% of total assets at June 30, 2022. The Company has cash and cash equivalents, and a clearing deposit held by and due from Pershing of $291,538 and $100,001, respectively, totaling $391,539 or approximately 2% of total assets at June 30, 2022.

Note 11 - <u>Related Party Transactions</u>

The Company, its Parent, and other related companies are under common control and the existence of that control creates operating results and financial position significantly different than if the companies were autonomous.

Receivables and advances due from related parties totaled $11,757, are included in other receivables and are unsecured, non-interest bearing, and primarily due from related party entities and independent financial representatives of the Company.

Included in income taxes payable at June 30, 2022, is $220,000 in federal income taxes payable to Holdings and $48,000 in Texas income taxes payable to Holdings.

The Company has committed to pay retention bonuses to certain independent financial representatives of the Company totaling $6,652,675 (see Note 6).

Note 11 - <u>Related Party Transactions (continued)</u>

The Company earned $11,677,984 in insurance commissions on the sale and marketing of customer insurance policies sold and trail fees on policies that remain in force through a related party insurance agency with dually licensed independent financial representatives. $338 is due from this related party at June 30, 2022, and is included in commissions receivable.

The Company entered into an Asset Rental Agreement (Agreement) with Holdings, effective December 31, 2016. As part of the corporate reorganization, Holdings assigned the Agreement and transferred all its property to Parent in December 2021. The Agreement is automatically extended an additional year, unless either party provides notice. The Agreement is currently extended to December 31, 2022. Holdings and Parent provided the use of property to the Company at $10,000 per month. Substantially all of the property used by the Company, consisting of office furniture and equipment, not directly leased by the Company was provided by Holdings and Parent under this Agreement. The Company incurred and paid rental expense under this Agreement totaling $120,000 for the year.

Note 12 - <u>Subsequent Events</u>

Management has evaluated the Company's events and transactions that occurred subsequent to June 30, 2022, through September 26, 2022, the date which the financial statements were available to be issued.

The Company declared and paid dividends to Parent of $450,000 in July 2022 and $350,000 in August 2022.

During September 2022, an Agreement and Plan of Merger was entered into between Holdings and Parent, whereby Holdings will be merging with and into Parent effective September 30, 2022.